FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica –Exclusivity Agreement – revised binding offer for the acquisition of Oi’s mobile business with TIM and Claro	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communications dated July 18, 2020 and July 28, 2020, Telefónica informs that, due to the revised binding offer presented by Telefônica Brasil S.A. to Oi Group on July 27, 2020 (the “Revised Offer”), jointly with TIM S.A. and Claro S.A. (jointly the “Bidders”), Oi Group granted the Bidders, by the execution of an Exclusivity Agreement (the “Agreement”), with exclusivity to negotiate the documents and annexes related to the Revised Offer.

The Agreement aims to (i) grant security and speed to the ongoing negotiations among the Bidders and Oi Group and (ii) allow that, once the negotiations between the parties are satisfactorily concluded, the Bidders can, subject to the necessary authorizations by Oi Group, be pre-qualified as “stalking horse” bidder in the competitive process for sale of the mobile telephony assets held by Oi Group, thus assuring them the right to top other proposals received in the referred process.

The Agreement is effective until August 11, 2020 and will be automatically renewed for equal and successive periods, unless otherwise indicated by either party.

Madrid, August 8, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	August 8, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors